Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated May 18, 2011 PRICING SUPPLEMENT No. 91 dated May , 2011 (To Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

■ Quarterly interest payments

■  The per annum rate of interest payable on the notes will be equal to 1.75% for the first year and thereafter will be reset quarterly and will be equal to 3 month LIBOR plus 0.50%, but in no event will be more than 5.00% per annum, for any quarterly interest period

■ Term of approximately 5 years

■ Survivor’s option

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	1.25%	98.75%
Total

(1)

The agent discount will not be more than 1.25%. In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $25.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $35.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Investment Description

The Notes Linked to 3 Month LIBOR due May 31, 2016 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

You should read this pricing supplement together with the accompanying prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek current income of a fixed 1.75% per annum for the first year and are willing to accept a floating rate of interest thereafter;

¡

seek an investment with a per annum interest rate that will be reset quarterly after the first year and will be equal to 3 month LIBOR plus 0.50%, subject to the maximum interest rate of 5.00% per annum, for any quarterly interest period;

¡	understand that the interest rate on the notes will never be higher than 5.00% per annum regardless of how high 3 month LIBOR rises;

¡

understand that if 3 month LIBOR plus 0.50% is less than 5.00% per annum for any quarterly interest period after the first year, the cumulative interest rate for the year will be less than 5.00% per annum;

¡	are willing to hold the notes until maturity; and

¡	seek an investment with a survivor’s option.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; and

¡	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Terms of the Notes

Pricing Date:	May 25, 2011*

Issue Date:	May 31, 2011*

Stated Maturity Date:	May 31, 2016*

Interest Payment Dates:

The last calendar day of each February, May, August and November, commencing August 31, 2011, and at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include August 30, 2011. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first four interest periods (up to and including the interest period ending May 30, 2012) will be equal to 1.75% per annum. For all interest periods commencing on or after May 31, 2012, the interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 0.50%, subject to the maximum interest rate.

The “determination date” for an interest period commencing on or after May 31, 2012 will be two London banking days prior to the first day of such interest period.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London interbank

*	To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Terms of the Notes (Continued)

market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.
If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.
If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC

Maximum Interest Rate:	5.00% per annum

Survivor’s Option:	We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner as described under “Survivor’s Option” below on page PRS-8.

Tax Consequences:	We will treat the notes as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. If the notes are properly treated as debt instruments subject to these rules, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-11 for a more detailed discussion of the special rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 1.25% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RDW8

PRS-4

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the accompanying prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be equal to 1.75% per annum for the first year and thereafter will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 1.75% per annum during the first year and 5.00% per annum following the first year regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 0.50% is less than 5.00% per annum for any quarterly interest period, the cumulative interest rate for the year will be less than 5.00% per annum. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Inclusion Of The Agent Discount And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs and offering expenses. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in a specific factor could have the

PRS-5

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Risk Factors (Continued)

following impacts on the value of the notes, assuming all other conditions remain constant. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity, particularly during the period in which interest on the notes will be based on 3 month LIBOR, will be influenced by the current and projected levels of 3 month LIBOR.

•	Interest Rates. The value of the notes will be affected by changes in the interest rates in the U.S. market.

•	Time Remaining To Maturity. The value of the notes may be affected by the time remaining to maturity. As a result of a “time premium,” the notes may have a value above that which would be expected based on the level of interest rates and the level of 3 month LIBOR at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the level of 3 month LIBOR during the period prior to maturity of the notes. As the time remaining to the maturity of the notes decreases, this time premium will likely decrease and, depending on the level of 3 month LIBOR at such time, may adversely affect the value of the notes.

•	Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. As a result, potential conflicts of interest may exist between the calculation agent and you. The calculation agent will exercise its judgment in good faith when performing its functions.

PRS-6

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2001 to May 16, 2011. On May 16, 2011, 3 month LIBOR was 0.261%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

3-Month LIBOR Daily Rates

PRS-7

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Survivor’s Option

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request. We refer to this agreement as the “survivor’s option.”

Upon the valid exercise of the survivor’s option and the proper tender of the notes for repayment, we will repay the notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the survivor’s option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive the principal amount of the note plus any accrued and unpaid interest.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the survivor’s option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the survivor’s option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of Wells Fargo Bank, N.A., as our paying agent (the “paying agent”). A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property, or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime. In the case of a joint trust, the joint tenant rules above will apply to the respective beneficial ownership interests.

We have the discretionary right to limit the aggregate principal amount of the notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $500,000. In addition, we will not permit the exercise of the survivor’s option for a note with a principal amount of less than $1,000, and we will not permit the exercise of the survivor’s option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the survivor’s option may not be withdrawn. An election to exercise the survivor’s option will be accepted in the order that it was received by the paying agent, except for any note the

PRS-8

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Survivor’s Option (Continued)

acceptance of which would contravene the limitation described above. Notes accepted for repayment through the exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the survivor’s option is May 26, 2012, we would normally repay or repurchase that note on the interest payment date occurring on August 31, 2012, because the May 31, 2012 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of the limitation described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the survivor’s option is not accepted, the paying agent will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

Since the notes will be represented by a global security, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment of a note pursuant to exercise of the survivor’s option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the paying agent that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•	if the beneficial interest in the note is held by a nominee or trustee of, or custodian for, or other person in a similar capacity to, the deceased beneficial owner, a certificate satisfactory to the paying agent from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•	a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•	tax waivers and any other instruments or documents that the paying agent reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•	any additional information the paying agent requires to evidence satisfaction of any conditions to the exercise of the survivor’s option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the paying agent and will certify to the paying agent that the broker or other entity represents the deceased beneficial owner.

PRS-9

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

Survivor’s Option (Continued)

We retain the right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the survivor’s option will be determined by the paying agent, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the paying agent to the authorized representative. See the section entitled “Description of Notes—Book-Entry, Delivery and Form” in the accompanying prospectus supplement.

Forms for the exercise of the survivor’s option may be obtained from Wells Fargo Bank, N.A., Corporate Trust Operations, 608 2nd Avenue South, Minneapolis, MN 55479, Attn: Reorg, 1-612-316-2449.

PRS-10

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be characterized and treated as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. In addition, under the rules governing the determination of original issue discount (“OID”) for a variable rate debt instrument that provides for interest at a single fixed rate and a “qualified floating rate,” we believe that your notes should generally be treated as issued with de minimis OID for U.S. federal income tax

PRS-11

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

United States Federal Income Tax Considerations (Continued)

purposes, and therefore the notes should generally not be subject to the rules requiring inclusion of OID in gross income for U.S. federal income tax purposes. If the notes are treated as issued with greater than a de minimis amount of OID, the pricing supplement will so indicate. We intend to treat the notes as issued with de minimis OID and to report in a manner consistent with such treatment. However, the OID regulations permit the use of an alternative de minimis OID threshold in the case of certain installment obligations, which should include the notes. If this alternative threshold were used, the notes would likely be considered as issued with a greater than de minimis amount of OID in which case a portion of the fixed interest payments in the first year would likely be treated as a return of principal, and you would recognize OID in income in subsequent years. You should consult your own tax advisor as to the possible use of this alternative threshold. The discussion below assumes that the notes will be treated as issued with de minimis OID.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale, exchange or maturity of your notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. If you are an initial holder that purchased that notes at par, your adjusted tax basis should generally equal the price you paid for the notes.

If you purchase the notes at a price lower than the principal amount of the notes, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the principal amount of the notes, you may be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange, or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the notes.

PRS-12

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

United States Federal Income Tax Considerations (Continued)

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain from the sale or exchange of a note that is treated as interest for this purpose) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount) on your notes is described in Section 881(C)(3)(A) of the Code;

•	the interest is not effectively connected with the conduct of a trade or business within the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest (including original issue discount or other amounts treated as interest) on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as required on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange, or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect o such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

PRS-13

Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due May 31, 2016

United States Federal Income Tax Considerations (Continued)

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-14